Exhibit (a)(17)

Form of Notice to Tendering Option Holders

     Dear               :

     On behalf of Packeteer, Inc., I am writing to provide you with the results of our offer to exchange (the “offer”) all currently outstanding options with an exercise price of $5.00 or more that were held by our current employees who are not executive officers (the “options”) for new options (the “new options”) which will be granted pursuant to the Packeteer, Inc. 1999 Stock Incentive Plan (the “1999 plan”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “letter of transmittal”) accompanying the Offer to Exchange, dated October 18, 2001 (the “offer of exchange”).

     The offer expired at 5:00 p.m., Pacific Time, on [November 30], 2001. Promptly following the expiration of the offer and pursuant to the terms and conditions of the offer, we accepted for exchange options to purchase a total of [             ] shares of our common stock and cancelled all such tendered options.

     Pursuant to the offer, you tendered options covering in the aggregate the total number of shares of common stock set forth on Attachment A to this letter. We have accepted each of your tendered options, and each of your tendered options has been cancelled. Accordingly, you have no further right or entitlement to purchase any shares of our common stock pursuant to the terms of those cancelled options.

     In accordance with the terms and conditions of the offer, you will have the right to receive a new option under the 1999 plan for each of the options that we have accepted for exchange and cancelled, as those options are more particularly identified on Attachment A. The number of shares of common stock subject to each new option will be the same as the number of shares of common stock subject to the tendered option, subject to adjustment for any stock split, combination or the like occurring prior to the grant of the new options.

     In accordance with the terms of the offer, the new options will be granted to you on [June 3], 2001. The new options will be subject to the terms and conditions of the 1999 plan and a stock option agreement which will be executed by us and which you must subsequently sign and return. Each new option will have the same vesting schedule measured from the same vesting commencement date as was applicable to the cancelled option it replaces, and you will not lose any vesting credit as a result of your participation in the offer. However, if you are a non-exempt employee under the federal wage laws, then, as required by federal law, your new options will not be exercisable until six months after the grant date. Upon the expiration of that six-month period, each of your new options will become exercisable for the same number of shares for which your corresponding tendered option would have been vested at that time had you not tendered that option in the offer. The exercise price of the new options will be the last reported sale price of our common stock as reported on the Nasdaq National Market on the date of grant. If your cancelled options contained any special vesting acceleration or other features, then none of those features will be included in the new options. When you tendered those options, you agreed to the elimination of those special features.

     In accordance with the terms of the offer, and as provided in the 1999 plan, you must remain an employee of Packeteer or one of our subsidiaries from the date you tendered options through the date your new options are granted in order to receive your new options. If you do not remain an employee for the required period, you will not receive any new options or any other payment or consideration for the options tendered by you and cancelled by us.

     If you have any questions about your rights in connection with the grant of a new option, please contact Rich Jacquet at (408) 873-4400 or rjacquet@packeteer.com.

Sincerely,

Attachment

Attachment A

Options Accepted for Exchange and Cancelled

Eligible Options

Option Grant Date	No. of Shares Subject to the Option

Required Options

Option Grant Date	No. of Shares Subject to the Option